Filed by Nuveen California Municipal Value Fund, Inc. (Commission File No. 333-248308)

pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to

Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company:

Nuveen California Municipal Value Fund 2 (Commission File No. 811-22272)

Nuveen California Municipal Value Fund, Inc. (NCA)

Nuveen California Municipal Value Fund 2 (NCB)

IMPORTANT NOTICE:

Please exercise your right to vote as soon as possible!

Dear Shareholder:

We recently sent you proxy materials concerning important proposals affecting your fund(s), which will be considered at an Annual Meeting of Shareholders of the funds on December 7, 2020, at 2:00 p.m. Central Time. In light of the public health concerns regarding the coronavirus outbreak (COVID-19), the Annual Meeting will be held in a virtual meeting format only, which will be conducted online via live webcast. This letter was sent because you held shares in the fund(s) on the record date and we have not received your vote.

YOUR FUND’S BOARD OF TRUSTEES RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSALS

YOUR VOTE IS VERY IMPORTANT

VOTING NOW HELPS MINIMIZE PROXY COSTS, AVOIDS UNNECESSARY COMMUNICATIONS AND ELIMINATES PHONE CALLS TO SHAREHOLDERS

Please vote using one of the following options:

1.	VOTE ONLINE

Log on to the website or scan the QR code shown on your proxy card. Please have your proxy card in hand to access your control number (located in the shaded box) and follow the on-screen instructions.

2.	VOTE BY TOUCH-TONE TELEPHONE

Call the toll-free number listed on your proxy card. Please have your proxy card in hand to access your control number (located in the shaded box) and follow the recorded instructions.

3.	VOTE BY MAIL

Complete, sign and date the proxy card and then return it in the enclosed postage paid envelope.

The proxy materials we sent you contain important information regarding the proposal that you and other shareholders are being asked to consider. Please read the materials carefully. If you have any questions regarding the proposal, or need assistance with voting, you may call Computershare Fund Services, the fund’s proxy solicitor, toll free at 1-866-905-8147.

View or download the Proxy Statement:

http://www.nuveenproxy.com//Closed-End-Fund-Proxy-Information/

Thank you for your prompt attention to this matter. If you have already voted, we appreciate your participation.